EXHIBIT 15.1

May 15, 2017

Securities and Exchange Commission

100 F Street, N.E. Washington,

D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 16F of the National Bank of Greece S.A.’s Form 20-F dated May 15, 2017, and we agree with the statements therein, except for the fact that we have no basis on which to agree or disagree with the statements made in the Form 20-F, Item 16F that during each of the two most recent fiscal years and through the completion of our latest audit, neither National Bank of Greece SA nor anyone acting on its behalf, consulted with PricewaterhouseCoopers S.A. regarding any matters or events, as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Yours truly,

/s/Deloitte Certified Auditors SA